WaferGen Bio-systems, Inc.
7400 Paseo Padre Parkway
Fremont, CA 94555
(510) 651-4450

May 22, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:	Russell Mancuso, Branch Chief

Re:	WaferGen Bio-systems, Inc.
Post-effective amendment to Form S-1
Filed April 4, 2013
File No. 333-175507

Ladies and Gentlemen:

On behalf of WaferGen Bio-systems, Inc. (the “Company”), please find below the Company’s response to the staff’s letter dated May 16, 2013, regarding Post-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 filed on May 10, 2013.  Simultaneously with the filing of this letter, the Company is submitting (via EDGAR) Post-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”), responding to the Staff’s comment.  For ease of review, the staff’s comment is repeated in bold followed by the Company’s response.

Prospectus

1.
Refer to exhibits 101.1 and 101.2.  Please revise your filing to include a single interactive data file with a complete set of information for all periods required to be presented in your registration statement, rather than incorporating two interactive data files.  See Regulation S-T Item 405(b)(1).

The Company filed Amendment No. 4 solely to include a single interactive data file as Exhibit 101 to the Registration Statement.

As requested by the staff, I hereby confirm on behalf of the Company that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Russell Mancuso
May 22, 2013

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions with respect to this letter, please do not hesitate to contact Mark R. Busch, counsel to the Company, at (704) 331-7440.

Very truly yours,

/s/ John Harland

John Harland
Chief Financial Officer

cc:	Ivan Trifunovich, Chief Executive Officer and President
Mark R. Busch, K&L Gates LLP